UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________________

FORM 6-K
__________________________

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

March 2010
Date of Report (Date of Earliest Event Reported)
__________________________

Embotelladora Andina S.A.
(Exact name of registrant as specified in its charter)
Andina Bottling Company, Inc.
(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4
Las Condes
Santiago, Chile
(Address of principal executive office)
__________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

MATERIAL EVENT

CORPORATE NAME	:	EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY	:	00124

TAXPAYER I.D.	:	91.144.000-8

____________________________________________________________________________________________________________________________

The following material event is reported by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.1.B.3 of General Rule No. 30 of the Superintendency of Securities and Insurance:

The following was approved at a special meeting of the Company’s Board of Directors held on March 8:

•	Propose to the Regular Shareholders’ Meeting that will take place on April 13th 2010, the payment of an Additional Dividend on account of the Retained Earnings Fund for the following amounts:

a)	Ch$50 (fifty pesos) per Series A share; and

b)	Ch$55 (fifty five pesos) per Series B share.

If approved by the Shareholders’ Meeting, this Additional Dividend will be paid beginning June 24, 2010 and the Shareholders’ Registry will close June 18, 2010 for determining the recipients of this payment.

Santiago, March 9, 2010

Jaime Cohen A.
Chief Legal Officer
Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:             /s/ Osvaldo Garay
Name:        Osvaldo Garay
Title:          Chief Financial Officer

Santiago, March 10, 2010